UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Span-America Medical Systems, Inc.

(Name of Subject Company)

Span-America Medical Systems, Inc.

(Name of Person Filing statement)

Common Stock, no par value

(Title of Class of Securities)

846396109

(CUSIP Number of Class of Securities)

James D. Ferguson

President and Chief Executive Officer

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, South Carolina 29615

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications

on behalf of the Person Filing Statement)

with copies to:

Eric K. Graben

Wyche, P.A.

44 East Camperdown Way

Greenville, South Carolina 29601

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), filed with the United States Securities and Exchange Commission (the “SEC”) on May 17, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria” or “Parent”), to purchase all of the issued and outstanding shares of Span-America’s common stock, no par value, at a purchase price of $29.00 per share, in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 17, 2017, by Purchaser and Savaria (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection entitled “Legal Proceedings” on page 38 of the Schedule 14D-9 to read as follows:

“Legal Proceedings

Between May 25, 2017 and May 31, 2017, three purported class action complaints related to the Transactions were filed in the United States District Court for the District of South Carolina, Greenville Division (collectively, the “Stockholder Actions”).

The first complaint, filed on May 25, 2017, is captioned Charles Porter v. Span-America Medical Systems, Inc., et al., Case No.: 6:17-cv-01357-MGL (the “Porter Complaint”). The Porter Complaint names as defendants Span-America and the individual members of the Board. The Porter Complaint generally alleges that Span-America and the Board violated federal securities laws by failing to disclose material information in this Schedule 14D-9. The Porter Complaint seeks, among other things, injunctive relief preventing the consummation of the Offer, damages and an award of plaintiffs’ expenses and attorneys’ fees.

The second complaint, filed on May 25, 2017, is captioned David Pill v. Span-America Medical Systems, Inc., et. al, Case No.: 6:17-cv-01375-MGL (the “Pill Complaint”). The Pill Complaint names as defendants Span-America, Purchaser, Savaria and the individual members of the Board. The Pill Complaint alleges, among other things, that the Board breached its fiduciary duties in connection with the Transactions by failing to maximize shareholder value and that Span-America, the Board, Purchaser and Savaria violated federal securities laws by failing to disclose material information in this Schedule 14D-9. The Pill Complaint further alleges that Purchaser and Savaria aided and abetted the Board’s alleged breaches of their fiduciary duties. The Pill Complaint seeks, among other things, injunctive relief preventing the consummation of the Offer and the Transactions, damages and an award of plaintiffs’ expenses and attorneys’ fees.

The third complaint, filed on May 26, 2017, is captioned Robert Berg v. Span-America Medical Systems, Inc., et al., Case No.: 6:17-cv-01399-MGL (the “Berg Complaint”). The Berg Complaint names as defendants Span-America, Purchaser, Savaria and the individual members of the Board. The Berg Complaint generally alleges that Span-America, Purchaser, Savaria and the Board violated federal securities laws by failing to disclose material information in this Schedule 14D-9. The Berg Complaint seeks, among other things, injunctive relief preventing the consummation of the Offer and the Transactions, damages and an award of plaintiffs’ expenses and attorneys’ fees.

On May 26, 2017, the plaintiff in the Porter matter filed a motion seeking a temporary restraining order to prevent the consummation of the Offer and a motion for expedited discovery.

On May 26, 2017, the plaintiff in the Pill matter filed a motion seeking expedited discovery. By order dated May 30, 2017, the court granted the Pill plaintiff’s motion for expedited discovery.

Span-America believes that the Stockholder Actions lack merit and intends to vigorously defend them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Span-America Medical Systems, Inc.

By:	/s/ Richard C. Coggins
Name:	Richard C. Coggins
Title:	Chief Financial Officer

Dated: May 31, 2017